EXHIBIT 99.1

Westport Fuel Systems Completes Refinancing of US$20 Million Term Loan from Export Development Canada

VANCOUVER, British Columbia, Dec. 16, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced today it has refinanced a $20 million Term Loan from Export Development Canada (“EDC”) providing for the extension of the maturity of the indebtedness to EDC and a reduction in interest rate. The new Term Loan replaces the Company's existing indebtedness to EDC of approximately $18 million under the Second Amended and Restated Facility Agreement, including the Original Term Facility and the COVID-19 Facility, with an option to draw an additional $2 million. The Term Loan extends the maturity date of the prior indebtedness to EDC to September 15, 2026, which aligns better with the Company’s investment profile. The interest rate on the Term Loan is now US Prime + 2.01% per annum and has no prepayment penalty or standby charge.

“We are very appreciative of the continued support and our relationship with Export Development Canada in helping our ambitious growth plans to bring clean, affordable transportation solutions using LNG, renewable natural gas and hydrogen to the world. The refinancing of this Term Loan improves our financial position and liquidity to fund our growth of our HPDI technology and working capital needs,” said Richard Orazietti, Chief Financial Officer of Westport Fuel Systems

“Westport’s Fuel Systems’ innovative technology has the potential to create large-scale transformation across the heavy-duty freight and transportation sectors by helping to reduce emissions through alternative fuels, while also supporting collective carbon reduction goals,” said Sophie Dumoulin, Director, Cleantech, EDC. “We are pleased to offer our continued support to Westport Fuel Systems, a medium-sized Canadian company, as it grows internationally, and we look forward to seeing the impact of their technologies on the transportation industry during this transition to a low carbon future.”

About EDC
Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian companies of all sizes succeed on the world stage. As international risk experts, we equip Canadian companies with the tools they need – the trade knowledge, financing solutions, equity, insurance, and connections – to grow their business with confidence. Underlying all our support is a commitment to sustainable and responsible business. To help Canadian businesses facing extreme financial challenges brought on by the global response to COVID-19, the Government of Canada has expanded EDC’s domestic capabilities until December 31, 2021. This broader mandate will enable EDC to expand its support to companies focused domestically.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christian Tweedy
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com